FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

MINUTES OF THE SPECIAL MEETING OF THE HOLDERS OF PREFERRED SHARES
HELD ON DECEMBER 30, 2019

1            DATE, TIME AND PLACE: December 30, 2019, at 3 p.m., at the offices of Companhia Brasileira de Distribuição (“Company”), located in the City and State of São Paulo, at Avenida Brigadeiro Luís Antônio, No. 3142, Zip Code 01401-001.

2            CALL: Call notice duly published in the Official Gazette of the State of São Paulo on editions of 11/29/2019, 11/30/2019 and 12/03/2019, pages 7,22 and 9, respectively, and in the newspaper Folha de S. Paulo on editions of 11/29/2019, 11/30/2019 and 12/02/2019, pages A23, A34 and A24, respectively.

3            QUORUM: QUORUM: Shareholders representing 54.30% of the preferred shares, according to the signatures on the respective Shareholders Attendance Book, thus demonstrated compliance with the legal quorum for the meeting.

4            MEETING BOARD: President: Isabela Maria Cadenassi Batista; and Secretary: Daniela Aranha de Araujo.

5            AGENDA: Pursuant to the first paragraph of Article 136 of Law 6,404, dated as of December 15, 1976, as amended (“Law 6,404/76”), to ratify the conversion of all preferred shares issued by the Company into common shares, in the proportion of one common share for one preferred share as required for the migration of the Company to the Novo Mercado, a special listing segment of B3 S.A – Brasil, Bolsa, Balcão (“B3”).

6            RESOLUTIONS: It was resolved unanimously by the attending shareholders that: (i) the reading of the Call Notice and of the Management’s Proposal for this Meeting is dismissed in view of its wide dissemination; and (ii) the minutes for this Meeting will be drafted in summary form, pursuant to Article 130, paragraph first, of the Corporations Law. Then, the map containing the remote voting instructions was read for the knowledge of the attending persons and copies of such map were made available for consultation during the meeting. The holders of the preferred shares decided to:

6.1.       Approve, by a majority of votes, with 90,291,307 favorable votes, 2,236 dissenting votes and 977,729 abstentions, conversion of all preferred shares issued by the Company into common shares, in the proportion of one (1) common share for one (1) preferred share.

7            WITHDRAWAL RIGHT: Under Articles 136 e 137 of Law 6,404/76, given the approval of the approval of the conversion of all preferred shares issued by the Company into common shares in accordance with the terms of the Management Proposal, the holders of preferred shares who abstained from voting or disagreed with the approval of the conversion or did not attend the Meeting will have the right to withdraw from the Company.

The withdrawal right may be exercised by the holders of the preferred shares of the Company on the closing of the trading session on the date of the Material Notice disclosed on November 28, 2019, the date on which the decision in relation to the conversion was disclosed to the market though a Material Fact, who have kept the preferred shares uninterruptedly until the date of the exercise of the withdrawal right.

Under article 45 of Law 6,404/76, the amount of the reimbursement was calculated based on the equity book value per share of the Company, based on the net equity contained in the financial statements of the Company as of December 31, 2018, which were approved in the General Shareholders Meeting held on April 25, 2019, is R$ 41.54 per preferred share. There will be no correction or adjustment on the reimbursement value and the fractions of cents will be disregarded.

The withdrawal right must be exercised in the period of thirty (30) days from the publication of the minutes of the Special Meeting.

8        DOCUMENTS FILED: (i) Call Notice; (ii) Management Proposal; and (iii) the consolidated map containing the remote voting instructions.

9     ADJOURNMENT: With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present.

10  CERTIFICATE: This is a true copy of the original drawn up in the Book of Minutes of the General Meetings of the Company, pursuant to Article 130, third paragraph, of the Corporations Law.

11  SIGNATURES: Meeting Board: President - Isabela Maria Cadenassi Batista; Secretary - Daniela Aranha de Araujo. Attending shareholders: Helicco Participações Ltda., Geant International B.V. e King LLC (represented by Luis Antonio Semeghini de Souza by power of attorney); Ronaldo Iabrudi dos Santos Pereira (represented by Marcelo Acerbi de Almeida by power of attorney); Stichting Juridisch Eigenaar Actiam Beleggingsfondsen e The New Zealand Guardian Trust Company Limited na condição de trustee do BNZ Wholesale Int - Brazil Equities (Index) Fund (having as custondian entity Banco BNP Paribas Brasil S.A.); Best Investment Corporation, HSBC Global Investment Funds - Economic Scale Gem Equity e HSBC Global Investment Funds – Brazil Equity (having as custondian entity Banco Bradesco S.A.); Stichting Pensioenfonds PGB, Blackwell Partners LLC e Nushares ESG Em Mkts Eq ETF - TRI (having as custondian entity Itau Unibanco S.A.); JP Morgan Chase Bank; It Now Ibovespa Fundo de Índice; It Now Igct Fundo de Indice; It Now Pibb Ibrx-50 Fundo de Índice; Itau Caixa Acoes Fi; Itau Ftse Rafi Brazil 50 Capped Index Fia; Itau Governanca Corporativa Acoes Fi; Itau Governanca Corporativa Acoes Fi; Itau Ibovespa Ativo Master Fia Itau Index Acoes Ibrx Fi; Itaú Dunamis Fundo De Investimento Em Ações; Itaú Ibrx Ativo Master Fia; Itaú Index Ações Ibovespa Fi; Itaú Previdência Ibrx Fia (represented by Ricardo José Martins Gimenez by power of attorney); Velt Master Prev Fundo de Investimento em Ações, Velt Partners Fund LLC, Velt Alisio FIA, Velt BV Fundo de Investimento em Ações IE e Velt Master Institucional FIA (representados por procuração por Priscila Guilherme Romanizio); and the following shareholders who presented remote voting instructions: Aberdeen Investment Funds UK Icvc II - Aberdeen Em; Abu Dhabi Retirement Pensions And Benefits Fund; Advanced Series Trust - Ast Parametric Eme Portfolio; Adviser Managed Trust - Tactical Offensive Equity Fund; Alaska Permanent Fund; Alliancebernstein Delaware Business Trust - A I All-C P S; Allianz Gl Investors Gmbh On Behalf Of Allianzgi-Fonds Dspt; Allianz Global Investors Fund - Allianz Best Style; Amago Lb Master Fia; Amergen Clinton Nuclear Power Plant Nonqualified Fund; American Airlines Inc., Master Fixed Benefit Pension Trust; American Heart Association, Inc.; Aqr Emerging Equities Fund Lp; Aqr Ucits Funds; Aranda Investments Pte. Ltd.; Arizona Psprs Trust; Ascension Alpha Fund, Llc; Atlas One Icatu Fundo De Investimento Em Acoes Previdenciari; Atlas One Master Fia; Aymar Giglio Junior; Bahia Am Brazil Equity Fund Llc; Bahia Am Ciclotron Master Fim Cp Ie; Bahia Am II Fundo De Investimento Em Ações; Bahia Am Long Biased Master Fim; Bahia Am Marau Master Rv Fundo De Investimento Multimercado; Bahia Am Smid Caps Valor Master Fia; Bahia Am Sul Energia Fundo De Investimento Em Ações; Bahia Am Valuation Master Fia; Bellsouth Corporation Rfa Veba Trust; Beresford Funds Public Limited Company; Blackrock A. M. S. Ag On B. Of I. E. M. E. I. F. (Ch); Blackrock Asset Manag Ir Lt I Its Cap A M F T Bkr I S Fd; Blackrock Cdn MSCI Emerging Markets Index Fund; Blackrock Dynamic High Income Portfolio Of Blackrock F II; Blackrock Emerging Markets Equity Strategies Fund Of B Funds; Blackrock Emerging Markets Fund, Inc.; Blackrock Global Funds; Blackrock Global Funds World Agriculture; Blackrock Global Index Funds; Blackrock Institutional Equity Funds- Emerging Markets; Blackrock Institutional Trust Company Na; Blackrock

Latin America Fund Inc; Blackrock Latin American Investment Trust Plc; Blackrock Life Limited - Dc Overseas Equity Fund; Blackrock Multi-Asset Income Portfolio Of Blackrock Funds II; Blackrock Strategic Funds - Blackrock E M Absolute Return F; Blackrock Strategic Funds - Blackrock Emerging Markets E S F; Bmo MSCI Emerging Markets Index ETF; Bny Mellon Funds Trust - Bny Mellon Emerging Markets Fund; Bnym Mellon Cf Sl Emerging Markets Stock Index Fund; Bogari Polar Fundo De Investimento De Ações; Bogari Value Icatu Prev Fundo De Investimento Multimercado; Bogari Value Master Fundo De Investimento De Ações; Bogari Value Master II Fundo De Investimento De Ações; Boston Partners Emerging Markets Fund; Boston Partners Emerging Markets Long/Short Fund; Brandes Canada Emerging Markets Equity Unit Trust; Brandes Emerging Markets Value Fund; Brandes Global Opportunities Fund; Brandes Institutional Equity Trust; Brandes Investment Funds P L Company / Brandes E M V Fund; Brandes Investment Partners, Lp 401(K) Plan; Brandes Investment Trust - Brandes Ins Emerging Markets Fund; Bridgewater Optimal Portfolio II, Ltd.; Bridgewater Optimal Portfolio Trading Company, Ltd; Bridgewater Optimal Portfolio@12% Trading Company,; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company II, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; British Coal Staff Superannuation Scheme; British Columbia Investment Management Corporation; Bureau Of Labor Funds - Labor Insurance Fund; Cadence Global Equity Fund L.P.; Caisse De Depot Et Placement Du Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Calvert Emerging Markets Advancement Fund; Canada Post Corporation Registered Pension Plan; Catholic United Investment Trust; Causeway Emerging Markets Fund; Causeway Emerging Markets Group Trust; Causeway Funds Plc; Causeway International Opportunities Fund; Causeway International Opportunities Group Trust; Cdn Acwi Alpha Tilts Fund; Central Provident Fund Board; Challenge Funds; Chang Hwa Co Bank, Ltd In Its C As M Cust Of N B Fund; Chang Hwa Com Bk Ltd In Its Cap As M Cust Of P Lat A Eq Fd; Chevron Master Pension Trust; Chevron UK Pension Plan; Cibc Emerging Markets Index Fund; Cibc Latin American Fund; Citi Retirement Savings Plan; Cititrust Lim As Tr Of Black Premier Fds- Ish Wor Equ Ind Fd; City Of New York Deferred Compensation Plan; City Of New York Group Trust; City Of Philadelphia Pub Employees Ret System; Clube De Investimento Escalada; Cmla International Share Fund; College Retirement Equities Fund; Colonial First State Investment Fund 10; Columbia Em Core Ex-China ETF; Columbia Emerging Markets Consumer ETF; Columbia Emerging Markets Fund; Columbia Variable Portfolio -Emerging Markets Fund; Commonfund Strategic Direct Series Llc - Cf Tt In; Commonwealth Bank Group Super; Commonwealth Emerging Markets Fund 6; Commonwealth Global Share Fund 22; Commonwealth Global Share Fund 23; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity And Benefit Fd Of The Cook

County; Dannia Guedes Campos E Souza; Db Advisors Emerging Markets Equities - Passive; Desjardins Emerging Markets Multifactor - Controlled Volatil; Deutsche Asset Management S.A. For Arero - Der Wel; Deutsche X-Trackers MSCI All World Ex Us Hedged Equity ETF; Dfc Emerging Markets Equity Fund; Dimensional Emerging Mkts Value Fund; Dreyfus Opportunity Funds - Dreyfus Strategic Beta E M E F; Dupont Capital Emerging Markets Fund; Dupont Pension Trust; Dws I. Gmbh For Deam-Fonds Kg-Pensionen; Eaton Vance Collective Investment Tfe Ben Plans Em Mq Equ Fd; Eaton Vance Int (Ir) F Plc-Eaton V Int (Ir) Par Em Mkt Fund; Elements Emerging Markets Portfolio; Emer Mkts Core Eq Port Dfa Invest Dimens Grou; Emerging Markets Alpha Tilts Fund; Emerging Markets Alpha Tilts Fund B; Emerging Markets Equity Esg Screened Fund B; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Index Non-Lendable Fund; Emerging Markets Index Non-Lendable Fund B; Emerging Markets Opportunities Lr Fund; Emerging Markets Stock Common Trust Fund; Employees Retirement Fund Of The City Of Dallas; European Central Bank; Evtc Cit Fof Ebp-Evtc Parametric Sem Core Equity Fund Tr; Exelon Generation Comp, Llc Tax Qualified Nuclear Decomm Par; Fabiana Yoko Uchimura Hirai; Fator Master Fundo De Investimento Em Ação; Fia - Sabesprev Bahia Am Valuation; Fia Vokin Aconcagua Master Long Only; Fia Vokin K2 Long Biased; Fideicomiso Fae; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Rutland Square Trust II: Strategic A E M Fund; Fidelity Salem Street T: Fidelity E M Index Fund; Fidelity Salem Street T: Fidelity G Ex U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity International Sustaina; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G Ex Us I Fd; Fifth Avenue Fund Llc - Bny Mellon; Fis Group Collective Investment Trust; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Ford Motor Company Of Canada, L Pension Trust; Forsta Ap-Fonden; Fourth Sail Long Short Llc; Fp Bahia Am Fundo De Investimento Em Ações; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Investment Funds; Frederico Augusto Alonso; Ftse Rafi Emerging Index Non-Lendable Fund; Fundo De Investimento Em Acoes Fdi2; Fundo De Investimento Fator Previdencia Multi; Future Fund Board Of Guardians; Gam Multistock; Gam Star Fund Plc; Gavea Macro Dolar Master Fim; Gavea Macro II Master Fim; Gavea Macro Master Fi Multimercado; Gavea Macro Plus Master Fim; General Electric Pension Trust; General Organisation For Social Insurance; General Pension And Social Security Authority; Givi Global Equity Fund; Global Alpha Tilts Fund B; Global Emerging Markets Balance Portfolio; Global Ex-Us Alpha Tilts Fund; Global Macro Capital Opportunities Portfolio; Global Trust Comp Fbo Aqr Collec Inv Trust-Aqr E E C I Fund; Gmo Tax-M. B - F. Free, A S. Of Gmo M. P. (Onshore), L.P.; Goldman Sachs ETF Icav Acting Solely On Behalf Of; Goldman Sachs ETF Trust -

Goldman S Activebeta E M E ETF; Goldman Sachs Funds II - Goldman Sachs Gms Emerging Markets; Goldman Sachs Trust II- Goldman Sachs Multi-Manager G E Fund; Government Employees Superannuation Board; Guidestone Funds Emerging Markets Equity Fund; Halliburton Co Employee Benefit Master Trust; Hsbc Emerging Markets Pooled Fund; Hssp Fundo De Investimento Multimercado Investimento No Exte; Ibm 401 (K) Plus Plan; In Bk For Rec And Dev,As Tr Ft St Ret Plan And Tr/Rsbp An Tr; Integra Emerging Markets Equity Fund; International Expatriate Benefit Master Trust; International Monetary Fund; Invesco Emerging Markets Revenue ETF; Invesco MSCI Emerging Markets Equal Country Weight ETF; Invesco Purebetasm Ftse Emerging Markets ETF; Investeringsforeningen Sparinvest Index Emerging Markets; Investeringsforeningen Sparinvest Value Emerging Markets; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Isabela Maria Cadenassi Batista; Ishares (De) I Investmentaktiengesellschaft Mit Tg; Ishares Core MSCI Emerging Markets ETF; Ishares Core MSCI Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Esg MSCI Em ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares Iv Public Limited Company; Ishares MSCI Acwi ETF; Ishares MSCI Acwi Ex U.S. ETF; Ishares MSCI Brazil ETF; Ishares MSCI Bric ETF; Ishares MSCI Emerging Markets ETF; Ishares MSCI Emerging Markets Ex China ETF; Ishares Public Limited Company; Ishares V Public Limited Company; Itau Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Jana Emerging Markets Share Trust; Japan Tr Serv Bk Ltd Re Rtb Dws Bric Ext Plus Mother; Japan Trustee Services B, Ltd. Re: Rb Em Small-Mid Cap Eq Fd; Japan Trustee Services Bank, Ltd. Re: Stb Daiwa E E F I M F; Japan Trustee Services Bank, Ltd. Stb Brazil Stock Mother Fu; Japan Trustee Services Bk, Ltd. Re: Rtb Nikko Bea Mother Fd; Jnl Multi-Manager Alternative Fund; Jnl/Mellon Emerging Markets Index Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Funds II Strategic Equity Allocation Fund; John Hancock Variable Ins Trust Intern Equity Index Trust; Jp Morgan Bank (Ireland) Plc As Trustee Of Blackrock Ucits F; Jpmorgan Brazil Investment Trust Plc; Jpmorgan Diversified Return Emerging Markets Equity ETF; Jpmorgan Funds; Jpmorgan Funds Latin America Equity Fund; K Investments Sh Limited; Kaiser Foundation Health Plan, Inc. Retiree Health; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kieger Fund I - Kieger Global Equity Fund; Kraneshares MSCI Emerging Markets Ex China Index E; Laerernes Pension Forsikringsaktieselskab; Legal Gen Future Wrd Climate Change Eqty Factors Ind Fund; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Icav; Legal General International Index Trust; Legal General Scientific Beta Emerging Markets Fund, Llc; Legal And General Assurance Pensions Mng Ltd; Legal And General Assurance Society Limited; Legg Mason

Global Funds Plc; Lgps Central All World Equity Climate Multi Factor; Lgt Select Funds - Lgt Select Equity Emerging Markets; LMCG Collective Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Luminus Fundo De Investimento De Acoes; Lvip Blackrock Advantage Allocation Fund; Lvip Ssga Emerging Markets Equity Index Fund; Managed Pension Funds Limited; Maryland State Retirement And Pension System; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Merrill Lynch Investment Managers Limited; Metallrente Fonds Portfolio; Metrus Instituto De Seguridade Social; Mfs Blended Research Emerging Markets Equity Fund; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Investment Funds - Blended Research Emerging; Mfs Meridian Funds - Latin American Equity Fund; Mineworkers Pension Scheme; Ministry Of Economy And Finance; Mopyata Fundo De Investimento Em Ações; Morgan Stanley Investment Funds Global Balanced Defensive Fu; Morgan Stanley Investment Funds Global Balanced Fund; Morgan Stanley Investment Funds Multi-Asset Risk Control Fun; MSCI Acwi Ex-U.S. Imi Index Fund B2; Municipal E Annuity A B Fund Of Chicago; Muta Master Fundo De Investimento Multimercado; Nat West Bk Plc As Tr Of St James Pl Gl Equity Unit Trust; National Council For Social Security Fund; Navarro 1 Fund Llc; Nei Northwest Emerging Markets Fund; New Church Investment Fund; New South Walles Tr Corp As Tr For The Tc Emer Mkt Shar Fund; New York State Teachers Retirement System; New Zealand Superannuation Fund; Nfs Limited; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (Acwi) E-U F-L; Northern Trust Collective Emerging Markets Index Fund-Lend; Northern Trust Investiment Funds Plc; Northern Trust Lux Man Comp Sa In R Of Sch Int S R F Fcp-Sif; Northern Trust Luxembourg Mgmt Co Sa On Behalf Of Univest; Northern Trust Ucits Fgr Fund; Nse Hibisco Fia; Ntgi Qm Common Daily All Count World Exus Equ Index Fd Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-Qm Common Dac World Ex-Us Investable Mif - Lending; Ntgi-Qm Common Daily Emerging Markets Equity I F- Non L; Oceana Litoral Fundo De Investimento Em Ações; Oceana Long Biased Master Fundo De Investimento De Ações; Oceana Long Biased Master Fundos De Investimento Multimercado; Oceana Long Biased Prev Fundo De Investimento Multimercado; Oceana O3 Master Fundo De Investimento Multimercado; Oceana Qp8 Fundo De Investimentos Em Ações; Oceana Selection Master Fundo De Investimento De Ações; Oceana Valor II Master Fundo De Investimento Em Ações; Oceana Valor Master Fundo De Investimento De Ações; Ohio Police And Fire Pension Fund; Olberg Fundo De Investimento Multimercado Investimento No Ex; Onepath Global Emerging Markets Shares(Unhedged) Index Pool; Oppenheimer Global Esg Revenue ETF; Pace Int Emerg Mark Equity Investments; Panagora Diversified Risk Multi-Asset Fund, Ltd; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-Managed Emerging Markets Fund; Parametric Tmemc Fund, Lp; Pensioenfonds Werk En (Re)Intergratie; People S Bank Of China; Peter

Paul Lorenço Estermann; Pfm Multi-Manager Series Trust - Pfm Multi-Manager; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet Ch Institucional-Emerging Markets Tracker; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rae Emerging Markets Fund; Pimco Funds Global Investors Series Plc; Pimco Rae Emerging Markets Fund Llc; Pool Reinsurance Company Limited; Powershares Ftse Rafi Emerging Markets Ucits ETF; Public Employees Pension Plan; Public Employees Retirement Association Of New Mex; Public Employees Retirement System Of Ohio; Public Pension Agency; Public Sector Pension Investment Board; Qs Investors Dbi Global Emerging Markets Equity Fund Lp; Qsuper; Regime De Retraite D Hydro-Quebec; Retirement Income Plan Of Saudi Arabian Oil Company; Robeco Capital Growth Funds; Russel Emerging Markets Equity Pool; Russell Investment Company Emerging Markets Fund; Russell Investment Company Public Limited Company; Russell Investment Management Ltd As Trustee Of The Russell; Russell Tr Company Commingled E. B. F. T. R. L. D. I. S.; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schlumberger Group Trust Agreement; Schroder International Selection Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Private Emerging Markets Pool; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scri Robeco Qi Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-Robeco Qi Cust Emerg Markets Enhanced Index Equit Fund; Sei Institutional Investments Trust- Emerging Markets E Fund; Skagen Kon-Tiki Verdipapirfond; Southern Cal Ed C N F Q C Dc Mt S On P Vd N G; Spartan Group Trust For Emplyee Benefit Plans: Spartan Emerg; Spdr MSCI Emerging Markets Fossil Fuel Free ETF; Spdr MSCI Emerging Markets Strategicfactors ETF; Spdr Sp Emerging Markets Fund; Ssga MSCI Acwi Ex-Usa Index Non-Lending Daily Trust; Ssga MSCI Brazil Index Non-Lending Qp Common Trust Fund; Ssga Spdr ETFs Europe I Plc; St Lt Dep Scottish Widows Trks Emg Mkt Fun; St Str Russell Rafi Global Ex-U.S Index Non Len Common Tr F; St Str MSCI Acwi Ex Usa Imi Screened Non-Lending Comm Tr Fd; Stanlib Funds Limited; State Of Alaska Retirement And Benefits Plans; State Of Connecticut Acting T. Its Treasurer; State Of Minnesota State Employees Ret Plan; State Of New Jersey Common Pension Fund D; State Of New Mexico State Inv. Council; State Of Wyoming; State St Gl Adv Trust Company Inv Ff Tax Ex Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global A Lux Sicav - Ss Em Sri Enhanced E F; State Street Global Advisors Lux Sicav - S S G E M I E Fund; State Street Global Equity Ex-Us Index Portfolio; State Street Ireland Unit Trust; State University Retirement System; Stiching Pensioenfonds Voor Huisartsen; Stichting Bedrijfstakpensioenfonds V H Beroepsvervoer O D We; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Uwv; Stichting Pensioenfonds Van De Abn Amro Bk Nv; Stichting Pggm Depositary; Stichting Philips Pensioenfonds; Storebrand Sicav; Sunamerica Series Trust Sa Emerging Markets Equity; Sunsuper Superannuation Fund;

Superannuation Funds Management Corporation Of S Australia; Symmetry Panoramic Global Equity Fund; Symmetry Panoramic International Equity Fund; T C S B Ltd. As Trustee For World Low V S-M E F; Teacher Retirement System Of Texas; Teachers Retirement System Of Oklahoma; Teachers Retirement System Of The State Of Illinois; Telstra Super Pty Ltd T Telstra S Sheme; The Bank Of N. Y. M. (Int) Ltd As T. Of I. E. M. E. I. F. UK; The Bank Of N. Y. M. (Inter) Ltd As T. Of B. E. M. A. A. F.; The Bank Of New York Mellon Emp Ben Collective Invest Fd Pla; The Board Of The Pension Protection Fund; The Board Of.A.C.E.R.S. Los Angeles,California; The Boeing Company Employee Savings Plans Master Trust; The Bunting Emerging Equity Te Limited Liability Company; The Bunting Family Emerging Equity Limited Liability Company; The Chicago Pub.School Teachers P. And Retirem F; The Emerging M.S. Of The Dfa I.T.Co.; The Emerging Markets Equity Fund, Ltd.; The Government Of His M The S And Y D-P Of Brunei Darussalam; The Incubation Fund, Ltd.; The Master T Bk Of Jpn, Ltd As T Of Nikko Br Eq Mother Fund; The Master Tr Bank Of Japan As Tr For Hsbc Brazil Mother Fd; The Master Trust Bank Of Jap, Ltd. As Tr. For Mtbj400045828; The Master Trust Bank Of Jap., Ltd. As Tr. For Mtbj400045829; The Master Trust Bank Of Japan, Ltd. As T. For Mtbj400045835; The Master Trust Bank Of Japan, Ltd. As Tr For Mutb400045792; The Master Trust Bank Of Japan, Ltd. As Trustee For Mutb4000; The Master Trust Bank Of Japan, Ltd. Trustee Mutb400045794; The Nomura T And B Co Ltd Re I E S Index MSCI E No Hed M Fun; The Pension Reserves Investment Manag.Board; The Regents Of The University Of California; The Seventh Swedish National Pension Fund - Ap7 Equity Fund; The State Teachers Retirement System Of Ohio; The Texas Education Agency; The United Nations Joints Staff Pension Fund; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Fund; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity I F; Total International Ex U.S. I Master Port Of Master Inv Port; Trust Custody Services Bank, Ltd. Re: Diam Brics Equity Mf; Trust Custody Services Bank, Ltd. Re: Emerging E P M F; Trust And Cus Services Bank, Ltd. As Trt Hsbc Br New Mo Fd; Tt Em M Eq F (The Fund), A Sub-Fund Of Tt I Fd Plc (The Co); Tt Em Unconstrained Opportunities Fund Limited; Tt Emerging Markets Opportunities Fund II Limited; Tt Emerging Markets Opportunities Fund Limited; Tt Emerging Markets Unc Fund A Sub Fund Of Tt Int Funds Plc; Ups Group Trust; Utah State Retirement Systems; Valic Company II - International Opportunities Fund; Vanguard Emerging Markets Share Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Total International Stock Index Fd, A Se Van S F; Vanguard Total World Stock Index Fund, A Series Of; Variable Insurance Products Fund II: International; Ventor Ações Fundo De Investimento Em Ações; Ventor Dólar Hedge Master Fundo De Investimento Multimercado; Ventor Hedge Master Fundo De

Investimento Multimercado; Ventor Ima-B Hedge Fundo De Investimento Multimercado; Verdipapirfondet Klp Aksje Fremvoksende Markeder F; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Victorian Funds Man C A T F V E M T; Victorian Superannuation Fund; Victoryshares Usaa MSCI E. M. Value M. ETF; Virtus Glovista Emerging Markets ETF; Vokin Evolution Fundo De Investimento Multimercado Inves; Vokin Pao De Acucar Fundo De Investimento Multimercado Inves; Voya Emerging Markets High Dividend Equity Fund; Voya Emerging Markets Index Portfolio; Voya Multi-Manager Emerging Markets Equity Fund; Washington State Investment Board; Wellington Management Funds (Ireland) Plc; Wells Fargo Bk D Of T Establishing Inv F For E Benefit Tr; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Virginia Investment Management Board; Wisdomtree Emerg Mkts Quality Div Growth Fund; Wisdomtree Emerging Markets Consumer Growth Fund; Xtrackers; Xtrackers (Ie) Public Limited Company; Xtrackers MSCI Acwi Ex Usa Esg Leaders Equity ETF; Xtrackers MSCI Emerging Markets Esg Leaders Equity.

São Paulo, December 30, 2019.

Meeting Board:

___________________________ Isabela Maria Cadenassi Batista President	___________________________ Daniela Aranha de Araujo Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 30, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.